SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

(Amendment No. 1)

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from . . . . . . . . . . . . . . . . . . . to . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Commission file number __________________

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAP America, Inc. 401(k) Savings Plan

SAP America, Inc.
3999 West Chester Pike
Newtown Square, PA 19073

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der
Datenverarbeitung

Neurottstrasse 16
69190 Walldorf
Federal Republic of Germany

This Amendment No. 1 to the Annual Report on Form 11-K for the year ended December 31, 2001 of SAP America, Inc. 401(k) Savings Plan (the “Plan”) is being filed to report the engagement on April 28, 2003 of KPMG LLP (“KPMG”) to serve as the Plan’s independent public accountants for fiscal year 2002 replacing ARTHUR ANDERSEN LLP (“Andersen”) as the Plan’s independent public accountants.

Andersen’s reports on the Plan’s consolidated financial statements for year ended 2001 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the year ended December 31, 2001 and through August 31, 2002, the date Andersen ceased practicing before the Securities and Exchange Commission, there were no disagreements with Andersen on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure which, if not resolved to Andersen’s satisfaction, would have caused them to make reference to the subject matter in connection with their report on the Plan’s consolidated financial statements for such years; and there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

During the Plan’s two most recent fiscal years and through the date of this Form 11-K/A, the Plan did not consult KPMG with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Plan’s consolidated financial statements, or any other matters or reportable events listed in Items 304(a)(2)(i) and (ii) of Regulation S-K.

Because Andersen will not be able to consent to the inclusion of its reports for the years 2000 and 2001 in the 2002 annual report on Form 11-K, recovery by investors relying on any such registration statement that incorporates the Form 11-K by reference may be limited on certain claims. In particular, and without limitation, purchasers of securities under each such registration statement may not be able to assert claims against Andersen under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements referenced above and incorporated therein or any omission of a material fact required to be stated therein. In addition, the ability of Andersen to satisfy any claims (including claims arising from Andersen’s provision of auditing and other services to the Plan) may be limited as a practical matter due to recent events regarding Andersen.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to the Plan are intended to identify such forward-looking statements. The Plan undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Plan’s future financial results are discussed more fully in the Plan’s filings with the U.S.

Securities and Exchange Commission (the “SEC”), including the Plan’s Annual Report on Form 11-K for 2001 filed with the SEC on May 15, 2002. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Plan Administrator has duly caused this Registration Statement to be signed on the 401(k) Plan’s behalf by the undersigned hereunto duly authorized.

SAP America, Inc. 401(k) Savings Plan

By: /s/ James Devine

James Devine, As Plan Administrator